UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Atlas Technical Consultants, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

049430119

(CUSIP Number)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Engineering & Testing Services Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
756,838

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
756,838

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
756,838(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.60%(2)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (“Class A common stock”), which, upon expiration of the lock-up period, ending on August 14, 2020, may be issuable to the Reporting Persons upon the exchange of 756,838 units (“Opco Units”) representing ownership interests in Atlas TC Holdings LLC, a wholly-owned subsidiary of the Issuer (“Holdings”), together with an equal number of shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B common stock”), pursuant to the amended and restated limited liability company agreement of Holdings (the “Holdings LLC Agreement”).
(2)	Based on 6,524,180 shares of Class A common stock, assuming (i) 5,767,342 shares of Class A common stock outstanding as of March 31, 2020, and (ii) 756,838 shares of Class A common stock issuable to the Reporting Person upon the exchange of 756,838 Opco Units (together with an equal number of shares of Class B common stock).

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Engineering Services Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
289,881

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
289,881

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
289,881(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.79%(2)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Represents shares of Class A common stock, which, upon expiration of the lock-up period, ending on August 14, 2020, may be issuable to the Reporting Persons upon the exchange of 289,881 Opco Units, together with an equal number of shares of Class B common stock.
(2)	Based on 6,057,223 shares of Class A common stock, assuming (i) 5,767,342 shares of Class A common stock outstanding as of March 31, 2020, and (ii) 289,881 shares of Class A common stock issuable to the Reporting Person upon the exchange of 289,881 Opco Units, together with an equal number of shares of Class B common stock.

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
CEL Consulting Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
76,937

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
76,937

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,937(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.32%(2)

12	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	Represents shares of Class A common stock, which, upon expiration of the lock-up period, ending on August 14, 2020, may be issuable to the Reporting Persons upon the exchange of 76,937 Opco Units, together with an equal number of shares of Class B common stock.
(2)	Based on 6,057,223 shares of Class A common stock outstanding, assuming (i) 5,767,342 shares of Class A common stock outstanding common stock, assuming (i) 5,767,342 shares of Class A common stock outstanding, and (ii) 76,937 shares of Class A common stock issuable to the Reporting Person upon the exchange of 76,937 Opco Units, together with an equal number of shares of Class B common stock.

SCHEDULE 13G

CUSIP No.	049430119

1	NAMES OF REPORTING PERSONS
Gary M. Cappa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,123,656(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,123,656(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,123,656(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.31%(2)

12	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Represents shares of Class A common stock, which, upon expiration of the lock-up period, ending on August 14, 2020, may be issuable to the Reporting Persons upon the exchange of Opco Units representing ownership interests in Holdings, together with an equal number of shares of Class B common stock.
(2)	Based on 6,890,998 shares of Class A common stock outstanding, assuming (i) 5,767,342 shares of Class A common stock outstanding as of March 31, 2020, and (ii) 1,123,656 shares of Class A common stock issuable to the Reporting Person upon the exchange of 1,123,656 Opco Units, together with an equal number of shares of Class B common stock.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Atlas Technical Consultants, Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Atlas Technical Consultants, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

13215 Bee Cave Parkway

Bldg. B, Ste. 230

Austin, TX 78738

Item 2.

(a)	Name of Person Filing:

Engineering & Testing Services Holdings Corporation, a Delaware corporation

Engineering Services Holdings Corporation, a Delaware corporation

CEL Consulting Holdings Corporation, a Delaware corporation

Gary M. Cappa

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office for all persons filing is:

2001 Crow Canyon Rd., Suite 200

San Ramon, CA 94583

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title and Class of Securities:

Class A Common Stock, par value $0.0001 per share.

(e)	CUSIP No.:

049430119

Item 3.	Type of Filing

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The ownership percentages reported in this Schedule 13G are based on 6,890,998 shares of Class A common stock outstanding, assuming (i) 5,767,342 shares of Class A common stock outstanding as of March 31, 2020, and (ii) 1,123,656 shares of Class A common stock issuable, upon expiration of the lock-up period, ending on August 14, 2020, to the Reporting Persons upon the exchange of 1,123,656 units (“Opco Units”) representing ownership interests in Atlas TC Holdings LLC, a wholly-owned subsidiary of the Issuer (“Holdings”), together with an equal number of shares of Class B common stock, par value $0.0001 per share (“Class B common stock”) of the Issuer, pursuant to the amended and restated limited liability company agreement of Holdings (the “Holdings LLC Agreement”).

Engineering & Testing Services Holdings Corporation (“ETS”) directly holds 756,838 Opco Units (together with an equal number of shares of Class B common stock) and may be deemed to beneficially own 756,838 shares of Class A common stock issuable upon the exchange of such Opco Units and Class B common stock, which represents 11.60% of the total number of shares of Class A common stock outstanding follow such redemption. Engineering Services Holdings Corporation (“ETS Holdings”) directly holds 289,881 Opco Units may be deemed to beneficially own 289,881 shares of Class A common stock issuable upon the exchange of such Opco Units (together with an equal number of shares of Class B common stock), which represents 4.79% of the total number of shares of Class A common stock outstanding follow such redemption. CEL Consulting Holdings Corporation (“CEL Holdings”) directly holds 76,937 Opco Units (together with an equal number of shares of Class B common stock) and may be deemed to beneficially own 76,937 shares of Class A common stock issuable upon the exchange of such Opco Units and Class B common stock, which represents 1.32% of the total number of shares of Class A common stock outstanding follow such redemption.

ETS, ETS Holdings and CEL Holdings are managed by Mr. Cappa. By reason of the provisions of Rule 16a-1 of the Exchange Act, Mr. Cappa may be deemed to have an indirect pecuniary interest in the securities held directly by ETS, ETS Holdings and CEL Holdings. Mr. Cappa disclaims beneficial ownership of such securities except to the extent of his pecuniary interest in ETS, ETS Holdings and CEL Holdings, and this report shall not otherwise be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(b)	Percent of class:

See Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the partners, members, affiliates and shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

ENGINEERING & TESTING SERVICES HOLDINGS CORPORATION

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

ENGINEERING SERVICES HOLDINGS CORPORATION

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

CEL CONSULTING HOLDINGS CORPORATION

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

GARY M. CAPPA

By:	/s/ Gary M. Cappa
Name:	Gary M. Cappa
Title:	Director

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated as of June 24, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.